Exhibit 1

25th January, 2005

To

The New York Stock Exchange,
New York,
USA

Dear Sir/Madam,

Further to our earlier communication dated 21st January, 2005, we hereby inform that the green shoe option in respect of the issue of American Depository Shares (ADSs) has been exercised by the Underwriters for allotment of additional 996,700 ADSs at the price of US $ 39.26 per ADS.

The Bank has, accordingly, allotted 2,990,100 underlying Indian equity shares of the face value of Rs.10/- each.

Each ADS comprises of three underlying equity shares of the Bank.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Ketan S. Kulkarni
Deputy Manager
Legal & Secretarial